SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 2 March 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Franchise - Kew Green Hotels dated 21 February 2007
99.2	Transaction in Own Shares dated 21 February 2007
99.3	Director/PDMR Shareholding dated 22 February 2007
99.4	Transaction in Own Shares dated 22 February 2007
99.5	Blocklisting Application dated 23 February 2007
99.6	Director/PDMR Shareholding dated 23 February 2007
99.7	Director/PDMR Shareholding dated 26 February 2007
99.8	Transaction in Own Shares dated 26 February 2007
99.9	Total Voting Rights dated 27 February 2007
99.10	Director/PDMR Shareholding dated 27 February 2007
99.11	Director/PDMR Shareholding dated 27 February 2007
99.12	Transaction in Own Shares dated 27 February 2007
99.13	Director/PDMR Shareholding dated 28 February 2007
99.14	Director/PDMR Shareholding dated 28 February 2007
99.15	Transaction in Own Shares dated 28 February 2007
99.16	Director/PDMR Shareholding dated 1 March 2007
99.15	Transaction in Own Shares dated 1 March 2007

99.1

21 February 2007

        InterContinental Hotels Group continues growth in key UK market

IHG (InterContinental Hotels Group) announces the signing of a franchise agreement for 11 Holiday Inn hotels (860 rooms) in the UK owned by Kew Green
Hotels Ltd (KGH).

Currently operating under the Courtyard by Marriott brand, the hotels will undergo a refurbishment programme to be re-branded as Holiday Inn by May 2007.
KGH will operate the hotels under a 20 year license agreement.

Andrew Cosslett, Chief Executive of IHG, said: "The conversion of these hotels to Holiday Inn marks another significant win for IHG and recognises the strength of the Holiday Inn brand. Holiday Inn is the largest full service hotel brand in the UK. We continue to see it grow in key strategic markets around the world as the demand for quality hotel accommodation rises. We welcome this opportunity to develop our relationship with a quality hotel owner like KGH."

Paul Johnson, KGH's Managing Director, comments: "We are delighted to expand our relationship with IHG and to build on the three Express by Holiday Inn hotels that we already operate. The Holiday Inn brand is a perfect fit for these conference-led hotels and I am pleased to announce that we will also open a new
150 bedroom Holiday Inn in Norwich this April."

For further information, please contact:

IHG contacts:

Investor Relations (Paul Edgecliffe-Johnson/                +44 (0) 1753 410 176
Heather Ward)

Media Affairs (Leslie McGibbon/Dan Ford)                    +44 (0) 1753 410 425

Media contact KGH: Paul Johnson, Managing Director
Tel: +44 (0) 208 600 2692
E-Mail: jo.dechamps@kewgreen.co.uk

Notes to Editors:

1. InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG
(ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,741 hotels and 556,246 guest rooms in nearly 100 countries and territories around the world.

The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels &
Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge
Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 30 million members worldwide.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards programme at
www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/corporate.

2. Following the conversion of these hotels, IHG will have 242 hotels in the UK:

117 Holiday Inn, 108 Express by Holiday Inn, 16 Crowne Plaza and one
InterContinental.

3. Kew Green Hotels Ltd (www.kewgreen.co.uk) was formed in September 2001 to develop and operate branded hotels in the UK. It is backed by HBOS and Moorfield
Group, a specialist property finance group, which holds a number of diverse property related investments.

The company has grown rapidly to 17 hotels and currently operates eleven
Courtyard by Marriott hotels plus three Express by Holiday Inns and three Days
Hotels. It will open a new Holiday Inn in Norwich City Centre in April 2007 and
is developing a new generation 218 bedroom Courtyard by Marriott at Gatwick
Airport, which is scheduled to open in late 2008.

In 2006 Kew Green Hotels was rated as the UK's second fastest growing private company - the only hotel group in the ranking - according to Library House, which tracks high growth private companies.

99.2

21 February 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 1251.85p per share.

99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)
(1)(b)

3. Name of person discharging managerial responsibilities/director

Jennifer Laing, Non-Executive Director

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Purchase of ordinary shares

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

798 ordinary shares

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

9. Price per share or value of transaction

Shares purchased at £12.52 per share

10. Date and place of transaction

21 February 2007, United Kingdom

11. Total holding and notifiable interests in shares following notification

1,673 ordinary shares

12. Date issuer informed of transaction

22 February 2007

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

22 February 2007

99.4

22 February 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 1242.39p per share.

99.5

InterContinental Hotels Group PLC

23 February 2007

Application has been made to The UK Listing Authority and the London Stock
Exchange for a block listing of 3 million Ordinary shares of 11 3/7 pence each under the InterContinental Hotels Group PLC Executive Share Option Plan, to
trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the
Company.

99.6

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
23 February 2007

Following a purchase of shares into the Trust on 22 February 2007,
InterContinental Hotels Group PLC confirms that the total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) at the
close of 22 February 2007 was as detailed below:

Number of shares/amount of stock purchased -

330,000 ordinary shares purchased at £12.45856 per share
170,000 ordinary shares purchased at £12.449752 per share

Total holding in the Trust following this notification -

2,108,245 ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.7

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
26 February 2007

Following a purchase of shares into the Trust on 23 February 2007,
InterContinental Hotels Group PLC confirms that the total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) at the
close of 23 February 2007 was as detailed below:

Number of shares/amount of stock purchased -

500,000 ordinary shares purchased at £12.224246 per share

Total holding in the Trust following this notification -

2,608,245 ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.8

26 February 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 280,000 of its ordinary shares at a price of 1247.51p per share.

99.9

                       InterContinental Hotels Group PLC
                      Transparency Directive Announcement

Date of Notification
27 February 2007

InterContinental Hotels Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this Announcement, InterContinental Hotels Group PLC's issued capital consists of 356,090,205 ordinary shares with voting rights.  The company does not hold any shares in Treasury.

The above figure, 356,090,205, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

99.10

27 February 2007

                       INTERCONTINENTAL HOTELS GROUP PLC
   Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("
Company") ordinary shares awarded to a number of participants in the Company's
Performance Restricted Share Plan ("PRSP"), the Company was notified on 26
February 2007 that, following the vesting on 21 February 2007 of 62.4% of the
PRSP award for the period ended 31 December 2006, the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company's Employee Share Ownership Trust ("ESOT") on 26 February 2007
to the following directors and other persons discharging managerial responsibility:

Director                                         Number of shares transferred

Andrew Cosslett                                  50,228
Richard Hartman                                  49,998*
Stevan Porter                                    58,555
Richard Solomons                                 53,379

Other Persons Discharging Managerial Responsibility

Tom Conophy                                      19,105
Peter Gowers                                     36,602
Patrick Imbardelli                               62,206
Tracy Robbins                                     7,753
Richard Winter                                   39,893

* The number of shares transferred has been reduced by 10,796 in order to satisfy a separate taxation obligation

Following the release of the shares to participants, the Employee Share
Ownership Trust will hold 943,557 InterContinental Hotels Group PLC shares. The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

                       ---------------Ends--------------

Name of Contact for this RNS Announcement:

Chloe Barry                               Tel: 01753 410 244
Company Secretariat
InterContinental Hotels Group PLC

99.11

27 February 2007

                       INTERCONTINENTAL HOTELS GROUP PLC
   Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 26 February 2007 the following directors and other persons discharging managerial responsibility were awarded rights over the numbers of
InterContinental Hotels Group PLC ("the Company") ordinary shares shown below under the Company's Short Term Deferred Incentive Plan ("the Plan") for no
consideration.

Director                                              Number of shares awarded

Andrew Cosslett                                       62,575
Richard Hartman                                       51,281
Stevan Porter                                         33,352
Richard Solomons                                      40,048

Other Persons Discharging Managerial Responsibility

Tom Conophy                                           21,054
Peter Gowers                                          34,640
Patrick Imbardelli                                    40,689
Tracy Robbins                                         26,818
Richard Winter                                        36,316

Under the terms of the Short Term Deferred Incentive Plan, participants may receive part or all of their annual bonus under the Plan in shares ("bonus shares"), together with an award of one matching share for every two bonus shares.  The awards are conditional on the participants' continued employment with the Group until 26 February 2010.

Following the award of shares to participants, the Employee Share Ownership
Trust will hold 943,557 InterContinental Hotels Group PLC shares. The following directors, who are among the potential beneficiaries of the ESOT- Andrew
Cosslett, Richard Hartman, Stevan Porter, Richard Solomons are technically deemed to be interested in those shares.

                       ---------------Ends--------------

Name of Contact for this RNS Announcement:

Chloe Barry                                                   Tel: 01753 410 244
Company Secretariat
InterContinental Hotels Group PLC

99.12

27 February 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 672,000 of its ordinary shares at a price of 1228.623512p per share.

99.13

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
28 February 2007

Following a purchase of shares into the Trust on 27 February 2007,
InterContinental Hotels Group PLC confirms that the total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) at the
close of 27 February 2007 was as detailed below:

Number of shares/amount of stock purchased -

250,000 ordinary shares purchased at £12.456486 per share

Total holding in the Trust following this notification -

1,193,557 ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)
(1)(b)

3. Name of person discharging managerial responsibilities/director

Ralph Kugler, Non-Executive Director

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Purchase of ordinary shares

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

821 ordinary shares

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

9. Price per share or value of transaction

Shares purchased at £12.1077 per share

10. Date and place of transaction

27 February 2007, United Kingdom

11. Total holding and notifiable interests in shares following notification

1,393 ordinary shares

12. Date issuer informed of transaction

27 February 2007

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

28 February 2007

99.15

28 February 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 468,739 of its ordinary shares at a price of 1197.362498p per share.

99.16

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
1 March 2007

Following a purchase of shares into the Trust on 28 February 2007,
InterContinental Hotels Group PLC confirms that the total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) at the
close of 28 February 2007 was as detailed below:

Number of shares/amount of stock purchased -

250,000 ordinary shares purchased at £12.018309 per share

Total holding in the Trust following this notification -

1,443,557 ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.17

1 March 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 280,000 of its ordinary shares at a price of 1194.686232p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	2 March 2007